FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________.

Commission file number 1-10945

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OCEANEERING RETIREMENT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OCEANEERING INTERNATIONAL, INC.
11911 FM 529
HOUSTON, TEXAS 77041

Oceaneering Retirement Investment Plan

Form 11-K

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of the Oceaneering Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Houston, Texas
June 16, 2008

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2007	December 31, 2006
Investments, at fair value	$231,228,645	$175,184,510
Receivables:		
Participant contributions	476,444	437,412
Employer contributions	324,637	287,670
Interest	68,428	50,238
Net amount due (to) from broker for pending trades	45,379	(1,411,152)
Net assets available for benefits, at fair value	232,143,533	174,548,678
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	105,226	417,483
Net assets available for benefits	$232,248,759	$174,966,161

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

Net assets available for benefits:	
Beginning of year	$ 174,966,161
Contributions:	
Participant contributions	14,588,270
Employer contributions	9,065,350
Participant rollovers	627,668
Total contributions	24,281,288
Investment income	2,062,457
Net appreciation in fair value of investments	43,583,358
Administrative expenses	(29,686)
Distributions	(12,614,819)
Net assets available for benefits:	
End of year	$ 232,248,759

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. The Plan and Trust

The following description of the Oceaneering Retirement Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees who have completed three months of service (except employees who are paid exclusively on payrolls other than United States payrolls and temporary employees as defined in the Plan) of Oceaneering International, Inc. (the Company) and its affiliates.

The Company is the plan administrator and sponsor of the Plan as defined under the Employee Retirement Income Security Act of 1974, as amended (ERISA). Wells Fargo Bank Texas, N.A. (Wells Fargo) is the trustee of all investments held by the Plan.

The general administration of the Plan is vested in an Advisory Committee which consists of five persons appointed by the Board of Directors of the Company. Audit fee expenses associated with the Plan's financial statements are paid by the Company. Participant loan fees are paid from the account of the participant requesting the loan and are classified as administrative expenses. Any expenses incurred in connection with the purchase and sale of securities for the Plan funds and all other expenses of the Plan are paid by the Plan and netted against investment income.

Participants have the option of investing their contributions among twenty funds: one common/collective fund, eighteen mutual funds, and Oceaneering International, Inc. Common Stock fund (which consists of Oceaneering International, Inc. Common Stock and a money market fund).

Non-highly compensated participants may contribute on a pre-tax basis up to 80% of their compensation as defined in the plan document, per plan year, up to the maximum deferrable amount allowed by the Internal Revenue Code (the Code). The deferral limit for highly compensated employees is determined annually by the Advisory Committee of the Plan at a level intended to reduce excess contributions to the Plan. For 2007 the deferral limit for highly compensated employees was 9%.

The Company contributes amounts equal to 100% of an employee's deferred compensation up to a maximum of 6% of such employee's eligible compensation. The Company's matching contributions have been made in cash and have been deposited directly into the fund options chosen by the participants for the investment of their pre-tax deferrals to the Plan.

The Plan provides that each fund's income shall be allocated daily to the individual participants in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions.

Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms shall not exceed 5 years unless the loan is used to acquire a principal residence. The loan terms for the purchase of a principal residence shall not exceed 10 years. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local prevailing rates as determined by the Advisory Committee on a uniform and consistent basis and set forth in the procedures in accordance with applicable government regulations. Interest rates for loans range between 5.0% and 10.5% as of December 31, 2007. Principal and interest are paid through payroll deductions.

The Plan pays lump sum benefits on retirement, disability, death, or termination of employment. In-service withdrawals and installment payments, subject to certain rules and restrictions, may also be made from certain account balances.

The Plan provides that the entire amount of participant contributions are fully vested. The Plan provides that employer contributions vest according to the following schedule (see Note 8):

Years of Service	Vested Percentage
Less than 1	0%
At least 1 but less than 2	10%
At least 2 but less than 3	20%
At least 3 but less than 4	40%
At least 4 but less than 5	60%
At least 5 but less than 6	80%
6 or more	100%

Upon termination of employment for any reason prior to age 55, other than due to death or disability, the non-vested portion of a participant's employer contribution account is forfeited on the earlier of (a) the last day of the plan year in which the participant incurs five consecutive Breaks in Service (as defined in the Plan) or (b) the date the participant receives a distribution of his or her entire account balance. The amount of the forfeiture, including income attributable thereto, will be used to reduce subsequent employer contributions under the Plan. The Plan provides for reinstatement of forfeitures pursuant to a specific formula for participants who are reemployed prior to incurring five consecutive years within which a participant has less than the required hours of service.

Included in net assets available for benefits are forfeitures in the amount of $82,107 and $113,332 at December 31, 2007 and 2006 respectively.

The Company may amend or modify the Plan at any time, except that no amendment or modification may have the effect of transferring to the Company or any participating employer any interest or ownership of the Plan's net assets or of permitting the same to be used for purposes other than the exclusive benefit of the participants. No amendment shall decrease the account of any participant, and no amendment shall change the Plan's vesting schedule unless each participant having not less than 5 years of service is permitted to elect to have the vested portion of his account computed under the Plan without regard to the amendment. On any termination of the Plan, each participant for whom the Plan is terminated would be 100% vested in all accounts and would receive benefits under the Plan based on his or her account balances accumulated to the date of the termination of the Plan, including the full amount of shares of Company common stock, or cash, then credited to his or her account. Any administrative costs or expenses incurred incident to the final liquidation of the Plan shall be paid by the Company, except that in the case of bankruptcy or insolvency of the Company, such expenses shall be paid by the Plan.

2. Accounting Policies

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. The records of the Plan are maintained on a cash basis of accounting and are converted to the accrual basis using information provided by the Plan trustee. Benefit payments are recorded when paid.

The Plan's investments are stated at fair value. Oceaneering International, Inc. Common Stock and mutual funds are reported in the accompanying financial statements at fair value based on the quoted market price at the financial statement date. The money market fund and participant loans are valued at cost, which approximates fair value. The common/collective fund is valued as discussed below.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net asset available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective fund (Wells Fargo Stable Value Return Fund N). As required by the FSP, the statements of net assets available for benefits present the fair value of the Wells Fargo Stable Value Return Fund N (the N Fund) and the adjustment from fair value to contract value.

The N Fund is a common/collective fund which invests all of its assets in the Wells Fargo Stable Return Fund G (the G Fund), a common/collective fund sponsored by Wells Fargo Bank. The value of the N Fund is based on the underlying unit value reported by the G Fund. The G Fund invests in investment contracts, such as traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions and carries its investments at contract value. The contract value of GICs represents contributions made under the contract less any participant-directed withdrawals plus accrued interest which has not been received from the issuer. Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and the adjustment to contract value. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. All GICs and security-backed contracts held by the G Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant-directed transfers. The G Fund does not distribute investment income to unit holders, therefore, the appreciation or depreciation of units held and gain or loss on sale of units represent the sources of income to holders of the G Fund.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the impact of SFAS No. 157.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are reported on the ex-dividend date.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

3. Risks and Uncertainties

The Plan provides for various investments in Oceaneering International, Inc. Common Stock, a money market fund, a stable value fund and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts recorded in the Statements of Net Assets Available for Benefits and participant account balances.

4. Related Party Transactions

Certain investments of the Plan are managed by Wells Fargo. Wells Fargo is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan's assets are invested in the Company's common stock. Because the Company is the Plan Sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

5. Federal Income Taxes

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 30, 2001 stating that the form of the plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2007-6 and 2005-16, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is generally being operated in compliance with the applicable requirements of the Code and has indicated that it will take any necessary steps to ensure the Plan's operations comply with the Code. Therefore, the plan sponsor believes that the Plan is qualified and the related trust is tax exempt.

6. Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2007 or 2006:

	December 31, 2007	December 31, 2006
Oceaneering International, Inc. Common Stock	$93,245,267	$61,224,467
Wells Fargo Stable Value Return Fund N (stated at contract value)	35,075,459	29,820,220
Davis New York Venture Fund	10,288,022	9,434,133
T. Rowe Price Mid Cap Value Fund	10,298,118	10,811,779
Columbia Acorn Fund	11,104,856	9,361,523

In the accompanying statement of changes in net assets available for benefits, net appreciation in fair value of investments consists of both realized gains and losses on the disposition of Plan investments and unrealized appreciation or depreciation of Plan investments. During 2007, the Plan's investments appreciated in value as follows:

Common Stock	$38,713,465
Common/Collective Fund	1,650,190
Mutual Funds	3,219,703
Total	$43,583,358

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006, to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$232,248,759	$174,966,161
Less: Amounts pending distribution to participants at December 31, 2007	(16,657)	-
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(105,226)	(417,483)
Net assets available for benefits per the Form 5500	$232,126,876	$174,548,678

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2007, to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$57,282,598
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2006	417,483
Less: Amounts pending distribution to participants at December 31, 2007	(16,657)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007	(105,226)
Net increase in assets available for benefits per the Form 5500	$57,578,198

Amounts pending distribution are recorded as benefits paid to participants on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

8. Subsequent Events

Effective January 1, 2008 the Plan was amended to allow automatic enrollment and reduce the vesting period related to Company contributions. All eligible employees who are not participating in the 401(k) plan will automatically be enrolled at 3% of their eligible compensation. The 3% deduction, along with the Company match, will be directed into the age-appropriate Wells Fargo Advantage Dow Jones Target date fund. Each year, the contribution rate will automatically increase by 1% up to a maximum of 6%. Participants will have the opportunity to "opt-out" of the plan, or increase/decrease their contribution percentage. Additionally, the vesting period has been shortened to allow participants to be fully vested in their Company contributions after two years of continuous service.

Oceaneering Retirement Investment Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 95-2628227 PN: 003
December 31, 2007

	Description or Identity of User	Description of Investment	Current Value
*	Oceaneering International, Inc. Common Stock	1,384,488 shares	$ 93,245,267
*	Wells Fargo Short-term Investment Fund	Money Market Fund	6,134,227
*	Wells Fargo Advantage Dow Jones Target 2010 Fund	Mutual Fund	1,121,812
*	Wells Fargo Advantage Dow Jones Target 2020 Fund	Mutual Fund	1,822,926
*	Wells Fargo Advantage Dow Jones Target 2030 Fund	Mutual Fund	1,784,268
*	Wells Fargo Advantage Dow Jones Target 2040 Fund	Mutual Fund	1,914,578
*	Wells Fargo Advantage Dow Jones Target 2050 Fund	Mutual Fund	28,946
*	Wells Fargo Advantage Dow Jones Target Today Fund	Mutual Fund	18,211
	MFS Total Return Fund	Mutual Fund	4,867,586
*	Wells Fargo Stable Value Return Fund N	Common/Collective Fund	34,970,233
	Goldman Sachs Core Fixed Income Fund	Mutual Fund	10,309,793
	American Funds Growth Fund of America	Mutual Fund	6,326,941
	T. Rowe Price Mid Cap Value Fund	Mutual Fund	10,298,118
	Artisan Mid Capitalization Stock Fund	Mutual Fund	9,362,534
	Columbia Acorn Fund	Mutual Fund	11,104,856
	Fidelity Advisor Diversified International Fund	Mutual Fund	10,722,322
	Davis New York Venture Fund	Mutual Fund	10,288,022
	Hotchkis & Wiley Large Cap Value Fund	Mutual Fund	3,387,082
*	Wells Fargo Advantage Index Fund	Mutual Fund	5,611,238
	RS Partners Fund	Mutual Fund	404,017
	Hartford Small Company HLS Fund	Mutual Fund	1,560,121
*	Participants Loans	Interest rates ranging from 5.0% to 10.5% with varying maturity dates	5,945,547
	Total		$231,228,645

* Party-In-Interest

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 2-77451 and No. 333-98211) pertaining to the Oceaneering Retirement Investment Plan of our report dated June 16, 2008, with respect to the financial statements and schedule of the Oceaneering Retirement Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Ernst & Young LLP

Houston, Texas
June 16, 2008

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

OCEANEERING RETIREMENT INVESTMENT PLAN

Date:June 19, 2008

By: ______________________
George R. Haubenreich, Jr.
Chairman, Advisory Committee

END